Exhibit 4.1

E*TRADE FINANCIAL CORPORATION,

as Issuer

and

THE BANK OF NEW YORK,

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of September 19, 2005

8% Senior Notes Due 2011

FIRST SUPPLEMENTAL INDENTURE, dated as of September 19, 2005 (the “Supplemental Indenture”) to the indenture dated as of JUNE 8, 2004 (the “Base Indenture” and as supplemented by this Supplemental Indenture, the “Indenture”), between E*TRADE FINANCIAL CORPORATION (the “Company”), a Delaware corporation, and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the “Trustee”).

WHEREAS, the Company has duly authorized the execution and delivery of the Base Indenture and $400,000,000 aggregate principal amount of the Company’s 8% Senior Notes due 2011;

WHEREAS, the Company desires and has requested the Trustee to join it in the execution and delivery of this Supplemental Indenture in connection with the issuance by the Issuer of $100,000,000 principal amount of the Company’s Additional Notes and in order to correct certain typographical errors in the Base Indenture;

WHEREAS, Sections 9.01(a)(1) and 9.01(a)(7) of the Base Indenture provide that a supplemental indenture may be entered into without the consent of the holders of any Notes by the Company and the Trustee for certain purposes, including the purposes contemplated hereby, provided certain conditions are met;

WHEREAS, the conditions set forth in the Indenture for the execution and delivery of this Supplemental Indenture have been complied with; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, and a valid amendment of, and supplement to, the Base Indenture have been done;

NOW, THEREFORE:

In consideration of the premises and the purchase and acceptance of the Additional Notes by the holders thereof the Company agrees with the Trustee, for the equal and ratable benefit of the holders of the Notes, that the Base Indenture is supplemented and amended, to the extent expressed herein, as follows:

ARTICLE 1

SCOPE OF SUPPLEMENTAL INDENTURE; GENERAL

Section 1.01. Scope Of Supplemental Indenture; General. This Supplemental Indenture supplements, and to the extent inconsistent therewith, replaces the provisions of the Base Indenture, to which provisions specific reference is hereby made. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Base Indenture.

ARTICLE 2

ADDITIONAL NOTES

Section 2.01. Section 2.02 of the Base Indenture is hereby amended to provide for the contemplated issuance of $100,000,000 of Additional Notes and for future issuances of Additional Notes by adding a new Section 2.02(d) to read as follows :

(d) At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Additional Notes executed by the Company to the Trustee for authentication. The Trustee will authenticate and deliver:

(i) Initial Additional Notes for original issue in the aggregate principal amount not to exceed $100,000,000 in the case of the Initial Additional Notes to be delivered on the date of the First Supplement to this Indenture and thereafter in such principal amount or amounts as the Company may specify, and

(ii) Exchange Notes from time to time for issue in exchange for a like principal amount of Initial Additional Notes,

(iii) Additional Notes shall be in the Form of Exhibit A to the Base Indenture with the following changes to reflect the circumstances of their offering and issuance:

(x) The Issue Date of Additional Notes shall be their date of issuance and interest shall accrue therefrom,

(y) The Registration Rights Agreement shall be dated the Issue Date, and

(z) The second paragraph of Section 2 on the reverse side of each Additional Note shall reflect the total amount of Notes and Additional Notes issued and outstanding as of the Issue Date,

together with such other conforming changes as the Company and the Trustee deem appropriate.

After the following conditions have been met:

(1) Receipt by the Trustee of an Officers’ Certificate specifying

(A) the amount of Notes to be authenticated and the date on which the Notes are to be authenticated

(B) whether the Notes are to be Initial Notes or Exchange Notes,

(C) whether the Notes are to be issued as one or more Global Notes or Certificated Notes, and

(D) other information the Company may determine to include or the Trustee may reasonably request.

(2) In the case of Exchange Notes, effectiveness of an Exchange Offer Registration Statement and consummation of the exchange offer thereunder (and receipt by the Trustee of an Officers’ Certificate to that effect). Initial Notes exchanged for Exchange Notes will be cancelled by the Trustee.

For the avoidance of doubt, the term “Notes” means and includes the Original Notes and Additional Notes.

ARTICLE 3

CORRECTIVE AMENDMENTS

Section 3.01. The changes set forth below in this Article 3 are hereby made to the Base Indenture in order to correct certain typographical errors therein.

Section 3.02. The first sentence of Section 4.03(a)(3) of the Base Indenture is hereby amended to read as follows: “Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than indebtedness outstanding under clause (1), (2) or (4)) and any refinancings thereof…”

Section 3.03. Section 4.03(a)(5) of the Base Indenture is hereby amended to read as follows: “Guarantees of Notes and Guarantees of Indebtedness of the Company or of any Restricted Subsidiary by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with Section 4.07.”

Section 3.04. Section 4.04(b)(8) of the Base Indenture is hereby amended to read as follows: “the repurchase, redemption or other acquisition of the Company’s Capital Stock (or options, warrants or other rights to acquire such Capital Stock) from Persons who are, or were formerly, employees of the Company and their Affiliates, heirs and executors; provided that the aggregate amount of all such repurchases pursuant to this clause (8) shall not exceed $50 million.”

ARTICLE 4

MISCELLANEOUS

Section 4.01. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York.

Section 4.02. Counterparts. This Supplemental Indenture may be signed in various counterparts which together shall constitute one and the same instrument.

Section 4.03. Trustee Not Responsible For Recitals. The recitals contained herein shall be taken as the statements of the Issuers and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture except that the Trustee represents that it is duly authorized to execute and deliver this Supplemental Indenture and perform its obligations hereunder.

Section 4.04. This Supplemental Indenture is an amendment supplemental to the Indenture and said Indenture and this Supplemental Indenture shall henceforth be read together.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

E*TRADE FINANCIAL CORPORATION

By:	/S/ ROBERT J. SIMMONS
Name: Robert J. Simmons
Title: Chief Financial Officer

THE BANK OF NEW YORK, as Trustee

By:	/S/ GEOVANNI BARRIS
Name: Geovanni Barris
Title: Vice President